Chicken Soup for the Soul Entertainment Inc.

132 E. Putnam Avenue, Floor 2W

Cos Cob, Connecticut 06807
(855) 398-0443

July 9, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Chicken Soup for the Soul Entertainment Inc.

Registration Statement on Form S-1

File No. 333-239198

Ladies and Gentlemen:

Chicken Soup for the Soul Entertainment, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Daylight Time on July 10, 2020, or as soon thereafter as practicable.

Very truly yours,

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

By:	/s/ William J. Rouhana, Jr.
Name: William J. Rouhana, Jr.
Title: Chief Executive Officer